FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	The Commission of the European Union has notified its favourable resolution in relation to the public offer for BNL

RELEVANT EVENT

BBVA informs that the Commission of the European Union has notified its favourable resolution in relation to the public offer for the acquisition of the ordinary share capital of Banca Nazionale del Lavoro, S.p.A. launched by BBVA, in the understanding that such transaction is compatible with the European common market.

Excluded markets

The Offer is exclusively promoted on the Italian market, the sole regulated market on which the Shares are negotiated. The Offer is not being made and will not be made in or into the United States and in any other State in which such distribution is subject to restrictions or limitations pursuant to laws in force in such states (the “Excluded States”). Excluded States are without limitations United States of America, Japan, Canada and Australia. This document, and any and all materials related to the Offer, that the Issuer or the Offeror and any other person interested in the Offer may issue, should not be sent or otherwise distributed in or into the United States and in the Excluded States, whether by use of the United States of the Excluded States mail or by any means or instrumentality of United States or of the Excluded States interstate or foreign commerce (including, but without limitation, the mail, facsimile transmission, telex, telephone and the Internet) or any facility of a United States national securities exchange or Excluded States, and the Offer cannot be accepted by any such use, means or instrumentality, in or from within the United States or Excluded States. Accordingly, copies of this document, the Offer Document and any related materials are not being, and must not be, sent or otherwise distributed in or into or from the United States and Excluded States or, in their capacities as such, to custodians, trustees or nominees holding BNL Shares for United States and Excluded States, and persons receiving any such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States and Excluded States. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No BNL Shares are being solicited from a resident of the United States and Excluded States and, if sent in response by a resident of the United States and Excluded States, will not be accepted.

This document is not an offer to sell, or the solicitation of an offer to buy, securities in the United States and Excluded States. The BBVA Shares being offered in exchange for BNL shares have not been and will not be registered under the United States Securities Act of 1933 (the “US Securities Act”) or under the securities laws of any state of the United States and Excluded States, and are offered solely outside the United States and Excluded States in offshore transactions in compliance with Regulation S under the US Securities Act. Consequently, no BBVA Shares delivered in exchange for BNL Shares pursuant to the Offer may be offered, sold or delivered directly or indirectly in the United States and Excluded States, except pursuant to an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 27th 2005	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.